SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————

Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

February 5, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:  Robert Telewicz
Senior Staff Accountant

Yolanda Crittendon
Staff Accountant

Re: Arkados Group, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended May 31, 2006
Form 10-QSB for Fiscal Quarter Ended August 31, 2006

Ladies and Gentlemen:

This letter is submitted in response to the letter dated January 9, 2007 from the Staff of the Division of Corporation finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the Company’s Form 10-KSB for the Fiscal Year Ended May 31, 2006 and Form 10-QSB for Fiscal Quarter Ended August 31, 2006 . Responses are cross referenced to the Staff’s comment letter.

Form 10-KSB

Financial Statements and Notes

Note 8 - Convertible Debentures and Related Party Payables, page F-14

2004 6% Convertible Notes, page F-14

1. EITF 05-2 specifically provides an exception from applying paragraphs 12-32 of ETIF 00-19, when the subject debt is considered conventional. Paragraph 8 of EITF 05-2 states “the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number shares for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19.” The passage of time resulted in all of the 2004 6% Convertible Note debts being satisfied in full, $175,000 in February 2006 and $325,000 in June 2006, without any additional consideration aside from principal and interest due under the terms of such notes. Based on the foregoing, the Company’s analysis resulted in the conclusion that the 2004 6% Convertible Note qualified as conventional convertible debt and therefore need not be evaluated under paragraphs 12-32 of EITF.

The below two paragraphs are excerpts from the Company’s November 28, 2006 response for your convenience;

“The following is an excerpt from the 2004 6% Convertible Debentures detailing the conversion terms:

‘Option to Convert Principal and Interest into Equity Securities. The Company has disclosed to Holder, and Holder acknowledges, that the Company intends to offer securities of the Company (which may consist of voting stock or other securities convertible into Common Stock or warrants to obtain the Common Stock; hereafter, collectively, "Equity Securities") for sale to one or more investors pursuant to a private offering. The Company hereby agrees not to complete such an offering of Equity Securities for a period of one year without first offering to Holder the opportunity to convert all or a portion of the total indebtedness under this Note (principal and all accrued interest hereafter "Total Indebtedness") to the purchase of such Equity Securities upon the same terms offered to other investors, provided the Investor will not have the right to convert in the manner without the Company's consent if: (i) the purchase price of the Equity Securities is less than $1.25 per share; and (ii) the principal and interest due on the Note is paid at the Closing of the Equity Offering in full. The Company shall give notice to Holder prior to any such sale, which notice shall fully disclose the material terms thereof, and Holder shall have a prior right and option for 5 days following receipt of such notice to convert all or any portion of the Total Indebtedness to the purchase of a portion of the Equity Securities.’

The conversion feature quoted above only becomes operative if the Company voluntarily determined to consummate an offering. Even if the Company determined to consummate an offering, the holders of the notes had no conversion right without the Company’s consent if the purchase price was below $1.25 per share so long as the notes were paid in full. The conversion feature therefore operated more like a right of first refusal than a binding conversion feature for which the number of securities issuable upon conversion could not be determined or could exceed the number or type of securities of the Company authorized and unissued. All of these factors imply that there is a maximum number of shares issuable upon conversion of such debt, as the registrant could not under Delaware law offer to sell shares without having a sufficient number of authorized shares available to issue for such sale, including the conversion of these notes and according these exchange rights are not derivative.”

The Company concluded that the conversion feature was always “conventional” because , at no time was the conversion feature available to the holder unless either the Company consented to do financing at or above $1.25 per share or the Company did financing below $1.25 per share and subsequently consented to the holders’ conversion. The provision is much more of a right of first refusal with respect to participation in a future financing coupled with the requirement that the holders note be paid off at closing, than a conversion feature. Since the Company would be in a position to evaluate whether there were sufficient number of shares available to issue before either completing an offering at greater than $1.25 per share or consenting to the participation of the Convertible Note holders participation in a offering below $1.25, per share, there is no obligation that could be triggered by the holders.

The Company’s evaluation of paragraphs 12-32 of EITF 00-19, leads to the same conclusion that the conversion feature remains and equity component and should not be classified as debt and therefore the accounting treatment of the conversion feature remains the same. To illustrate the point, and still maintaining that paragraphs 12-32 are not applicable, the following is the Company’s analysis:

12.	not applicable as there is no requirement for the Company to settle the resulting equities issued upon conversion for cash.

13.	not applicable as there is no requirement for the Company to settle the resulting equities issued upon conversion for cash.

14.	not applicable as the Company is allowed to issue unregistered shares for the debt converted.

15.	not applicable as the shares of the registrant are actively traded, hence a market price is readily available.

16.	not applicable as there is no penalty provision for the shares to be issued if debt is converted.

17.	not applicable as there is no requirement for such shares to be delivered as registered, nor is there a cash settlement alternative provision.

18.	not applicable as there is no requirement for such shares to be delivered as registered.

19.	not applicable as there is no requirement for such shares to be delivered as registered and the shares issuable are for converted debt not employee compensation.

20.	not applicable as the Company has approximately 74,000,000 shares of authorized and unissued shares of common stock

21.
not applicable as the Company’s consent is required for a conversion, hence the Company would control the transaction to ensure there are sufficient shares authorized as the conversion of debt would be subject to another event requiring the issuance of shares.

22.	not applicable as there is no provision to issue shares within a prescribed time period.

23.	not applicable as there is no provision to issue shares not deliverable due to a cap.

24.	not applicable as there is no provision to issue shares any shares outside of the Company’s control nor would the Company consent to issue shares in excess of the shares authorized.

25.	not applicable as the debt agreements were consummated in 2004.

26.	not applicable as there is no provision to require a settlement in the event the Company does not make timely SEC filings.

27.	not applicable as there is no provision to “make whole”.

28.	not applicable as there is no provision to require a net-cash settlement for shares issued upon conversion of the debt if so consented.

29.	not applicable as there is no “nationalization” issues or cash compensation to consider.

30.	not applicable as if the debt were consented to be converted to equity the debt holders would have no rights as a creditor, as there is no such provision.

31.	not applicable as there is no “higher priority” provision to the debt holders upon converting to common shares if so consented.

32.	not applicable as there is no bankruptcy provisions to the debt holders upon converting to common shares if so consented.

Since the accounting treatment of the conversion feature of the Convertible Notes is either conventional and therefore exempted from the analysis of Questions 12-32 of EITF-0019 or such analysis of the conversion feature leads to the same treatment and disclosure concerning the now satisfied Convertible Notes, we respectfully submit that no revision to the financial statement or notes is required.

2005 6% Convertible Notes, page F-15

2. The Company confirms that it has included all potentially issuable shares due to debt conversions in our analysis.

The Company will replace the current disclosure for the “embedded derivative” in the 2005 6% Convertible Note of “ Since the beneficial conversion feature of the 6% Notes is (at the lowest price) at a price greater than the market price of the stock upon issuance of the 6% Notes, no value has been estimated or recorded for the beneficial conversion feature” to be as follows in our future filings as noted below;

The Company evaluated the conversion feature of these notes under EITF 00-19 and determined that they did not have an embedded derivative. The Company reviewed the terms discussed for evaluating embedded derivatives under SFAS 133 and EITF 00-19, 00-27, 98-5 and 05-2. The Company concluded that there is no embedded derivative features to value, as the conversion terms were at a fixed price of $1.125 and $1.575 or $1.50 and $2.50. Such conversion terms are limited to two specific price levels and therefore place an ascertainable minimum price and maximum number of shares issuable. At the minimum price the number of shares issuable upon conversion is well below the number authorized and unissued shares of the Company’s common stock and therefore no derivative treatment is required. The Company will continue to monitor the 6% Notes to ensure that it has sufficient shares to satisfy the conversion feature.

6% Secured Debentures, page F-15

3.  The Company concluded that the 6% Secured Debentures qualified as conventional convertible debt. ETIF 05-2 (The Meaning of Conventional Convertible Debt) paragraph 8 actually makes a specific and appropriate case for an analogy to the reset provisions. The Company is in control of any transaction which triggers the reset provisions. Paragraph 8 of EITF 05-2 says “the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number shares for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19.”

The following is an excerpt from our November 28, 2006 response concerning the application of analogous treatment under paragraph 8 of EITF 05-2, rather than SFAS 123R - accounting exchange of equity for goods and services.

“The Company reviewed the terms discussed for evaluating embedded derivatives under SFAS 133 and EITF 00-19, 00-27, 98-5 and 05-2 and concluded that there is no embedded derivative features to value, since triggering the reset provision is in the control of the management of the registrant and not the holder of the debt. The fixed conversion of $0.85 exceeded the market price of the Company’s common stock at the time of issue ($.63 and $.62 per share) which implies that there is a maximum number of shares issuable upon conversion of such debt, which is well within the limits of the unissued authorized shares of the registrant and therefore not a derivative. See paragraphs 19 through 21 of EITF 00-19. In addition EITF 98-5 paragraph 13, which relates to issues of debt conversion features, specifies that conversion terms that change upon a future event outside of the control of the holder are not to be recognized until the contingency is resolved.”

The reset provision is based on a future contingent event within the control of the Company, as the future event would be initiated by the Company, hence as a result of the Company’s acts could cause a reset provision to occur. Since the future event would be initiated by the Company, the shares issuable pursuant to the reset provision in concept are fixed as the Company would act only in within the boundaries for the shares authorized to be issued. In addition the 6% Secured Debentures also require that there be sufficient authorized shares available for a conversion at all times, as a result the Company could not enter into any arrangements whereby there would be insufficient shares authorized without triggering a default on debt provisions of the 6% Secured Debentures.

The Company’s evaluation of paragraphs 12-32 of EITF 00-19, leads to the same conclusion that the conversion feature remains and equity component and should not be classified as debt and therefore the accounting treatment of the conversion feature remains the same. To illustrate the point, and still maintaining that paragraphs 12-32 are not applicable, the following is the Company’s analysis:

12.	not applicable as there is no requirement for the Company to settle the resulting equities issued upon conversion for cash.

13.	not applicable as there is no requirement for the Company to settle the resulting equities issued upon conversion for cash.

14.	not applicable as the Company is allowed to issue unregistered shares for the debt converted.

15.	not applicable as the shares of the registrant are actively traded, hence a market price is readily available.

16.	not applicable as there is no penalty provision for the shares to be issued if debt is converted.

17.	not applicable as there is no requirement for such shares to be delivered as registered, nor is there a cash settlement alternative provision.

18.	not applicable as there is no requirement for such shares to be delivered as registered.

19.	not applicable as there is no requirement for such shares to be delivered as registered and the shares issuable are for converted debt not employee compensation.

20.
not applicable as the Company has approximately 74,000,000 shares of authorized and unissued shares of common stock, and the Company would be prohibited by the terms of the 6% Secured Debenture agreement from entering into any transaction that could potentially render the Company to have insufficient authorized shares available for the potential conversion of the 6% Secured Debentures.

21.
not applicable as the Company’s action is required for a reset price to occur for conversion of this debt, hence the Company would control the transaction to ensure there are sufficient shares authorized as the reset conversion price of the debt would be subject to another event requiring the issuance of shares by the Company.

22.	not applicable as there is no provision to issue shares within a prescribed time period.

23.	not applicable as there is no provision to issue shares not deliverable due to a cap.

24.	not applicable as there is no provision to issue shares any shares outside of the Company’s control nor would the Company consent to issue shares in excess of the shares authorized.

25.	not applicable as the debt agreements were consummated in 2005 and 2006.

26.	not applicable as there is no provision to require a settlement in the event the Company does not make timely SEC filings.

27.	not applicable as there is no provision to “make whole”.

28.	not applicable as there is no provision to require a net-cash settlement for shares issued upon conversion of the debt if so consented.

29.	not applicable as there is no “nationalization” issues or cash compensation to consider.

30.	not applicable as if the debt were consented to be converted to equity the debt holders would have no rights as a creditor, as there is no such provision.

31.	not applicable as there is no “higher priority” provision to the debt holders upon converting to common shares if so consented.

32.	not applicable as there is no bankruptcy provisions to the debt holders upon converting to common shares if so consented.

Form 10-QSB for the period ended August 31, 2006

Note 4 Convertible Debentures and Related Party payables, page 12

4. Please see the Company’s position on the 6% Secured Debentures in response to comment 3 above.

Closing Information

The Company acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the Company. The Company acknowledges that Staff comment or changes in response to Staff comment do not foreclose the Commission from taking any action with respect to a filing. The Company also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate an opportunity to resolve any remaining concerns the Staff may have in to complete this process at your earliest convenience.

This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior offices of the Company. Please direct any questions regarding legal responses to the undersigned at (516) 228-8181.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Herbert H. Sommer

Herbert H. Sommer

HHS/mr
cc: Oleg Logvinov